Filed Pursuant to Rule 425 by Legato Systems, Inc. with respect to OTG Software, Inc. SEC File No. 000-29809

LEGATO™

Keeping the World's Business-Critical Information Available

otg SOFTWARE

Infinite Storage. Immediate Access.

David B. Wright
Chairman & CEO

Andy Brown
CFO

Richard A. Kay
Chairman, CEO, President

Applications. Information. Always.

Forward Looking Statements

During the course of this presentation, we may make projections or other forward looking statements regarding future events or the future financial performance of the combined company. We wish to caution you that such statements are just predictions and that actual events or results may differ materially. Forward looking statements involve a number of risks and uncertainties surrounding the closing of the merger, the integration of the two companies, market acceptance for the combined company's products, technological changes, developing industry standards, and other factors related to the two companies' businesses. We refer you to the documents Legato Systems and OTG Software file from time to time with the Securities and Exchange Commission, specifically each company's last filed Form 10-K and Form 10-Q. These documents contain and identify important risk factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. All forward looking statements included in this presentation are based upon information available to Legato Systems and OTG Software as of the date of announcement of the transaction and we do not undertake to update any oral or written forward-looking statements that may be made by or on behalf of the companies.

LEGATO

otg SOFTWARE

Further Information

Legato Systems will be filing with the SEC a registration statement on Form S-4 that will include a proxy statement/prospectus that will be mailed to Legato Systems and OTG Software stockholders. The registration statement and the proxy statement/prospectus will contain important information about Legato Systems, OTG Software, the merger, and related matters. Free copies of these documents can be obtained through the web site maintained by the U.S. Securities and Exchange Commission at http://www.sec.gov.

Legato Systems, OTG Software and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the security holders of Legato Systems and OTG Software in favor of the merger. The directors and executive officers of Legato Systems and their beneficial ownership of Legato Systems common stock are set forth in the proxy statement for the 2001 annual meeting of Legato Systems. You may obtain that proxy statement free of charge at the SEC's website, www.sec.gov. The directors and executive officers of OTG Software and their beneficial ownership of OTG Software common stock are set forth in the proxy statement for the 2001 annual meeting of OTG Software. Security holders of Legato Systems and OTG Software may obtain additional information regarding the interests of the foregoing people by reading the proxy statement/prospectus when it becomes available.

LEGATO

otg SOFTWARE

Agenda

- IT Environment and Today's Challenges
- Legato Strategy
  - Strategic Acceleration
- Customers, Partners, and Alliances
- Financial Terms
- Goals for 2002

LEGATO

otg SOFTWARE

Infrastructure Challenges Today

Complex and Costly Storage Environment

Data Growth

- Database & enterprise applications
- Messaging (e-mail, etc)
- Internet & e-commerce
- Distributed content-rich applications

Interoperability Challenges

- Move to open systems
- Storage software
- Networked storage
- Proliferation of storage vendors

LEGATO

otg SOFTWARE

Customer Point of View

- **Business**
  - Continuous Application and Data = 24X7
- **Operations**
  - Backup Window = 0
  - Recovery = Automated
  - Expandable, Scalable, Reliable Infrastructure
  - Centralized Management

LEGATO

otg SOFTWARE

Our Mission

Legato delivers the software

solutions and services

that protect and make available

the business - critical

information and applications

that customers need to succeed in today's

competitive environment.

LEGATO

otg SOFTWARE

Legato Value Proposition

- **Solid Information Protection**
- **Ability to manage and maintain an <u>Application Environment</u>** OTG
- **Ability to Automate Recovery on an <u>Application specific basis</u>** OTG

LEGATO

otg SOFTWARE

Legato/OTG At A Glance

Our Company

- Headquarters in Mountain View, CA
- Powerful direct and indirect sales channel
- Global reach
- Expanded intellectual capital
- Pro forma Revenue 2001 = $308M

LEGATO

Our Offerings

- Areas of Focus
  - Management
  - Application Availability
  - Information Protection
  - Application Enablement
  - Content and Messaging
- Strong "Go to Market" synergy
- Industrial Strength

Our Customers

- Fortune 1000 focus
- Industry leaders in
  - Financial
  - Telco
  - Government
  - Medical
  - Education
  - Utilities
- Departmental to Enterprise
- Channel Strengths through OEMs, resellers, and distribution

otg SOFTWARE

OTG At A Glance

Our Company

- Headquarters in Rockville, MD
- Employees = 398
- $65M in 2001 Revenue
- Revenue CAGR = +50% for the past six years

Our Offerings

- Application-centric storage management solution
- Focused segments
  - Storage
  - Content
  - Messaging

Our Customers

- Customers = Select vertical enterprises
- Departmental to Enterprise
- Partners = 600+ VARs and distributors

LEGATO

otg SOFTWARE

Legato At A Glance

Our Company

- Headquarters in Mountain View, CA
- Worldwide Enterprise Sales Force
- Global Business
- People = 1352

Our Offerings

- Storage Software solutions aligned with our customer's information, protection, availability and management requirements
- Scalable, industrial strength products
- Business-Critical Support, Service, and Education
- Professional Consulting

Our Customers

- Fortune 1000 focus
- Global Medium to Large Enterprise
- NetWorker Franchise
- Customers = +11,000
- Resellers = 300+
- Strategic Partners = 25
  - Alignment
  - Investment
  - Go to Market

LEGATO

otg SOFTWARE

Legato Product Strategy


Managed Applications
Management Infrastructure
Published API's
Backup, Restore, Archive
Monitoring & Recovery
Published API's
Storage Infrastructure

OTG Complements Legato's Strategy



Management Console
Policy
Media Mgt
Charge Back
Asset Mgt
Configuration Mgt
Capacity Mgt
Performance Mgt
Published API's
Backup, Restore & Archive
Monitoring & Recovery
Managed Applications
Managed Environments
Unix
Microsoft OS
Linux
Virtual Device Management
Published API's
Managed Storage
JBOD
RAID
TAPE
OPTICAL
Mirroring & Replication

LEGATO

otg SOFTWARE

Vertical Application Focus


Management
Health Sciences
Government
Financial Services
Entertainment
Gas & Electric
Pharmaceuticals
Application Availability
Information Protection

LEGATO

otg SOFTWARE

Strategic Acceleration

- Comprehensive solutions for managing the enterprise information life cycle
  - Protection
  - Availability
  - Access
  - Management
- Enhances and expands complementary channels and strategic partners
- Intellectual capital in protection and applications
- Velocity for financial and corporate goals

LEGATO

otg SOFTWARE

Strong Relationships with Partners

Technology Partners

EMC² The Enterprise Storage Company
COMPAQ
DELL
FUJITSU
FUJITSU COMPUTERS SIEMENS
HEWLETT PACKARD
IBM
STORAGETEK
Sun
NetworkAppliance

Vertical Partners

GE Medical Systems
sct
CERNER
LEGATO

Application Partners

IBM
INFORMIX
Microsoft
ORACLE
SAP

Channel Partners

Allegro
datalink
StorNet
IQ PRODUCTS COMPANY
CAMBRIDGE Computer ARTISTS IN DATA STORAGE
CHAMPION SOLUTIONS GROUP The Technology Infrastructure Company

otg SOFTWARE

Expansion of Global Customer Base

Computer & Networking
- ✓ Microsoft
- ✓ Cisco
- ✓ Oracle
- ✓ 3Com
- ✓ Nortel
- ✓ Cable & Wireless
- ✓ SAP
- ✓ Dell
- ✓ Sun
- ✓ Compaq

Manufacturer
- ✓ General Electric
- ✓ Motorola
- ✓ Lucent Technologies
- ✓ Raytheon
- ✓ Rockwell International
- ✓ Samsung
- ✓ Hyundai
- ✓ Caterpillar

Financial Institutions
- ✓ Merrill Lynch
- ✓ Citicorp
- ✓ Salomon Smith Barney
- ✓ Chase/J. P. Morgan
- ✓ Goldman Sachs
- ✓ Fidelity
- ✓ BankAmerica
- ✓ NationsBank
- ✓ Deutsche Bank
- ✓ Credit Lyonnais
- ✓ Banco do Brasil
- ✓ Credit Suisse
- ✓ The Hartford

Gas and Electric
- ✓ Duke Energy
- ✓ PG&E Corporation
- ✓ Edison International
- ✓ Entergy
- ✓ Southern Company
- ✓ London Electricity

Chemicals
- ✓ E.I. Du Pont de Nemours
- ✓ Dow Chemical
- ✓ Occidental Petroleum
- ✓ Pharmacia/Upjohn
- ✓ Union Carbide

Telecommunications
- ✓ AT&T
- ✓ Singapore Telekom
- ✓ Verizon
- ✓ SBC Communications
- ✓ Deutsche Telekom
- ✓ BellSouth
- ✓ MCI Worldcom Wireless
- ✓ KPN Qwest
- ✓ Ericsson
- ✓ US Sprint
- ✓ Vodaphone
- ✓ Telefonica S.A.
- ✓ Czech Telecom

LEGATO

otg SOFTWARE

Expansion of Global Customer Base

Petroleum
- ✓ Exxon/Mobil
- ✓ Shell
- ✓ Texaco
- ✓ Chevron
- ✓ BPAmoco

Pharmaceuticals
- ✓ Merck
- ✓ Johnson & Johnson
- ✓ Bristol-Myers Squibb
- ✓ American Home Products
- ✓ Eli Lilly
- ✓ Pfizer
- ✓ Roche
- ✓ Mayo Clinic

Government
- ✓Lawrence Livermore Lab
- ✓Los Alamos National Lab
- ✓Sandia National Lab
- ✓Department of Defense
- ✓Department of Justice
- ✓Department of Labor
- ✓NASA
- ✓Department of Interior
- ✓Social Security Administration
- ✓National Cancer Institute
- ✓Centers for Disease Control



Services
- ✓ Comdisco
- ✓ Broadwing
- ✓ Corio
- ✓ Storage Networks
- ✓ Accenture
- ✓ KPN Quest
- ✓ Monster.Com
- ✓ Lockheed Martin
- ✓ Serome Technology
- ✓ T-Online
- ✓ NASD

Savings Institutions
- ✓ Washington Mutual
- ✓ H.F. Ahmanson
- ✓ Industrial Commercial Bank of China
- ✓ California Federal Bank
- ✓ Dime Bancorp
- ✓ First Nationwide Mortgage Corp

LEGATO

otg SOFTWARE

Financial Overview

Transaction Summary

Deal Terms	Summary
Structure	✓ Cash and stock in a tax-free merger / accounted for under the purchase accounting method
Consideration	✓ $2.50 a share of cash and .6876 shares of LGTO for every share of OTG
	✓ $403 Million or $11.13 per share based on 2/20/02 closing price
	✓ 20.6% pro forma diluted equity ownership for OTG shareholders / 79.4% for existing Legato shareholders
Expected Close	✓ During the 2nd Qtr, pending shareholder approval of both companies

LEGATO

otg SOFTWARE

Financial Highlights

- Pro Forma 2001 Revenues = $307.5M
- Retains current level of cash on Balance Sheet
- Accretive w/o anticipated synergies
- Increases profitability in the 2nd half of '02
- Expands revenue opportunity

LEGATO

otg SOFTWARE

Leverage Channel Opportunity



- DIRECT
- INDIRECT
61%
33%
67%
19%
%

% of revenue – YE 2001

LEGATO

otg

Expand International Sales


- N. America
- EMEA
- ROW
17%
36%
14%
27%
59%
5%
8%
87%

% of revenue – YE 2001

LEGATO

otg

Goals for 2002

- **Achieve profitability**
  - Through Revenue Growth
- **Strengthen customer intimacy**
  - Enhances Customer Value
- **Solidify and grow our Alliance partners and Channels**
  - Complements strategic alliances
  - Channel partner expansion

LEGATO

otg SOFTWARE

Goals for 2002

- **Product and Solution Integration**
  - Automatic Availability and Access to Business-Critical Applications
  - Vertical Solutions

OTG

- **Invest and Grow our People**
  - Strengthens Intellectual Capital
  - Mission and Values Alignment

OTG

LEGATO

otg software

LEGATO™

Keeping the World's Business-Critical Information Available

otg SOFTWARE

Infinite Storage. Immediate Access.

Applications. Information. Always.